Cadence Design Systems, Inc. 2655 Seely Avenue, Building 5 San Jose, CA 95134

June 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Cadence Design Systems, Inc.

Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-279960)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cadence Design Systems, Inc. (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 279960) (the “Registration Statement”), as initially filed with the Commission on June 5, 2024, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Registrant is a well-known seasoned issuer and intended to file the Registration Statement as a Form S-3ASR. As a result of a clerical error, the Registration Statement was filed as a Form S-3, but has not been declared effective. The Registrant intends to refile the Registration Statement as a Form S-3ASR (the “New Registration Statement”).

No securities were sold in connection with or pursuant to the Registration Statement. We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited toward the New Registration Statement on Form S-3ASR that the Registrant intends to file with the Commission.

If you have any questions with respect to this matter, please contact Mark Bekheit of Latham & Watkins LLP at (650) 463-3032 or Kathleen Wells of Latham & Watkins LLP at (650) 463-2677. Thank you for your assistance in this matter.

Sincerely,

CADENCE DESIGN SYSTEMS, INC.

By:	/s/ Stephanie Wells
Vice President, Deputy General Counsel and Assistant Secretary

cc:	Mark Bekheit of Latham & Watkins LLP Kathleen Wells of Latham & Watkins LLP